QuickLinks -- Click here to rapidly navigate through this document

Filed by Caremark Rx, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as
amended

Subject Company: AdvancePCS
Subject Company Commission File No.: 000-21447

On October 28, 2003, Caremark Rx, Inc. issued the following press release regarding its results of operations for the third quarter of 2003:

Caremark Rx, Inc. Announces Third Quarter 2003 Results

32% Increase in Revenue
39% Increase in EBITDA
36% Increase in Cash Flow from Operations
First Call Consensus Estimates Exceeded by $.01

NASHVILLE, Tenn—(BUSINESS WIRE)—Oct. 28, 2003—Caremark Rx, Inc. (NYSE:CMX-News), one of the nation's leading pharmaceutical services companies, today announced record financial results for the third quarter and first nine months of 2003. For the quarter, revenues totaled $2.3 billion, an increase of 32% over the comparable period in 2002. EBITDA (earnings from continuing operations before interest, taxes, depreciation, and amortization) for the quarter increased by 39% to $150.5 million while cash flow from continuing operations was $164.9 million, an increase of 36% over the third quarter of 2002.

Operating Results—Third Quarter of 2003

During the third quarter of 2003, the company reported revenues of $2.3 billion, a 32% increase over the third quarter of 2002. Using a 40% effective tax rate, diluted earnings per common share increased 45% to $.29 from $.20 in the same quarter a year ago, exceeding First Call Consensus estimates by $.01. Reported diluted earnings per common share for the third quarter of 2002 were $.31, using a 7.5% effective tax rate.

In the third quarter of 2003, EBITDA increased by 39% to $150.5 million from $108.1 million during the third quarter of 2002 and operating income (income from continuing operations before interest and income taxes) increased 38% to $138.5 million from $100.3 million for the comparable quarter in 2002. EBITDA margin was 6.7% compared to 6.3% in last year's period. Operating cash flow for the third quarter of 2003 totaled $164.9 million, a 36% increase over the $121.0 million reported during the same period of 2002. At September 30, 2003, cash and short-term investments totaled $692.4 million and net debt was $3.9 million, a reduction of $167.2 million since June 30, 2003.

During the third quarter of 2003, mail pharmacy prescriptions totaled 6.3 million, a 23% increase over the same period last year. Mail revenues totaled $1.1 billion for the quarter, a 30% increase over the same quarter of 2002. Mail order prescriptions represented 22% of all prescriptions processed during the third quarter, or 46% of all prescriptions processed on a retail-adjusted basis. Retail claims totaled 21.9 million during the third quarter, representing a 25% increase over the third quarter of 2002. Retail revenues totaled $1.1 billion for the quarter, a 33% increase over the third quarter of 2002.

The company's mail generic dispensing rate increased to 35.2% this quarter, compared with 34.5% in the comparable period a year ago. Caremark's retail generic dispensing rate was 45.4%, up from 43.3% in the third quarter of 2002.

"We are very pleased with our performance during the third quarter," said Mac Crawford, Chairman of the Board and Chief Executive Officer of Caremark Rx, Inc. "The inherent value and benefit that our customers realize from the utilization of our offerings, combined with our ability to provide high levels of service continue to be the driving forces behind our growth."

Nine Month Results

During the first nine months of 2003, the company reported revenues of $6.6 billion, a 34% increase over the same period of 2002. Using a 40% effective tax rate, diluted earnings per common share increased 49% to $.79 from $.53 in the same period a year ago. Reported earnings per common share for the first nine months of 2002 were $.82, using a 7.5% effective tax rate. Year to date EBITDA increased by 41% to $412.3 million from $291.8 million in the prior year. Operating income also increased by 41% to $379.7 million from $270.0 million in the comparable period last year. In addition, the company's EBITDA margin for the nine-month period was 6.2% compared to 5.9% during the prior year.

Operating cash flow for the nine months ended September 30, 2003 was $432.3 million as compared with $308.0 million during the same period last year, an increase of 40%. For the first three quarters of 2003, mail pharmacy prescriptions totaled 18.3 million, a 23% increase over the same period of 2002, while retail claims totaled 66.3 million, a 26% increase over the first three quarters of 2002. Mail revenues totaled $3.3 billion for the nine months, a 32% increase over the same period of 2002. Retail revenues totaled $3.3 billion for the nine months, a 36% increase over the same period of 2002. For the nine months ended September 30, 2003, mail order prescriptions represented 22% of all prescriptions processed, or 45% of all prescriptions processed on a retail-adjusted basis.

Net New Business Wins and Earnings Expectations

Net new business wins for 2004 (new contract wins less contract terminations) stand at approximately $700 million as of today. In addition, there continues to be significant opportunities for 2004 new business starts that the company is currently pursuing. "We continue to see strong demand for all of our services," Crawford added. "This demand continues to be evidenced by our very high client retention rate as well as the strong signings of new business for next year. This demand further reflects the market's recognition of the value that we provide in helping to manage increasing healthcare costs."

For the fourth quarter of 2003, the company expects revenue growth and earnings per share to be approximately 30% and $.31, respectively. The fourth quarter earnings per share estimates do not include costs the company will incur as a result of the relocation of its corporate offices to Nashville, Tennessee as well as expenses expected as a result of consulting costs related to integration activities with regard to its pending acquisition of AdvancePCS. These costs are estimated to approximate $4 million, or $.01 per share, during the fourth quarter.

Caremark has not yet finished its planning process for fiscal year 2004. However, at this point, the company indicated that it is comfortable with current First Call consensus earnings per share estimates of $1.34 before considering consulting costs related to integration activities for the pending AdvancePCS acquisition. These costs are estimated to be approximately $11 million during the year. A majority of these costs will be incurred during the first half of 2004.

AdvancePCS Acquisition Update

During the quarter, Caremark Rx and AdvancePCS (Nasdaq:ADVP-News) signed a definitive merger agreement, under which Caremark will acquire 100 percent of AdvancePCS. The transaction joins together two highly complementary organizations in the competitive business of providing pharmaceutical and health improvement services to both the public and private sectors. The transaction has been unanimously approved by the Boards of Directors of both companies and is now pending certain closing conditions, including stockholder and regulatory approvals. The company expects the transaction to close in 2004.

Conference Call

As announced, Caremark will hold a conference call to discuss third quarter earnings. The details of the call are as follows:

Date:	Tuesday, October 28, 2003
Time:	10:00 a.m. Eastern Time
Toll Number:	706-634-6560
Toll-Free Number:	888-596-9623
Leader:	Mac Crawford
Replay Number:	706-645-9291
Passcode:	3321015

The call will be broadcast live as well as replayed through the Internet. The webcast can be accessed through the "Investor Information" page on the Caremark Rx, Inc. website at www.caremarkrx.com and will be available for two weeks. RealPlayer or Windows Media will be required in order to listen to the webcast. A link to a free download will be available at www.caremarkrx.com.

A taped replay of the call will also be available beginning at 1:30 p.m. Eastern Time on Tuesday, October 28, 2003, until Midnight, Eastern Time, Tuesday, November 4, 2003, by calling the replay number listed above.

About Caremark Rx, Inc.

Caremark Rx, Inc. is a leading pharmaceutical services company, providing comprehensive drug benefit services through its affiliate Caremark Inc. to over 1,200 health plan sponsors and their participants throughout the U.S. Caremark's clients include corporate health plans, managed care organizations, insurance companies, unions, government agencies and other funded benefit plans. The company operates a national retail pharmacy network with over 55,000 participating pharmacies, four state-of-the-art mail service pharmacies, the industry's only FDA-regulated repackaging plant and nineteen specialty distribution mail service pharmacies for delivery of advanced medications to individuals with chronic or genetic diseases and disorders.

Forward-Looking Statement

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" contained in this press release include the intent, belief or current expectations of the company and members of its senior management team with respect to the anticipated growth prospects for the company's business, including revenue growth and earnings per share projections and anticipated integration costs, as well as the assumptions upon which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, involve risks and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those contemplated by the forward-looking statements in this press release include, but are not limited to, adverse developments with respect to the company's operating plan and objectives, as well as adverse developments in the healthcare or pharmaceutical industry generally. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in the company's Annual Report on Form 10-K for the year ended December 31, 2002. This press release includes certain non-GAAP financial measures as defined under SEC rules. As required by SEC rules, we have provided, in the footnotes to the tables attached hereto, a reconciliation of those measures to the most directly comparable GAAP measures.

Caremark has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/prospectus and other relevant documents in connection with the proposed merger transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials because they contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 West John Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed merger transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the AdvancePCS's fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

Additional information about Caremark Rx is available on the World Wide Web at http://www.caremarkrx.com.

-tables to follow-

CAREMARK RX, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2003	December 31, 2002
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$667,431	$306,804
Short-term investments	25,000	—
Accounts receivable, net	623,335	506,919
Inventories	151,348	200,412
Deferred tax asset, net	230,450	201,738
Prepaid expenses and other current assets	13,965	9,772

Total current assets	1,711,529	1,225,645
Property and equipment, net	144,129	139,002
Intangible assets, net	59,350	61,604
Deferred tax asset, net	276,129	412,588
Other assets	73,846	73,901

Total assets	$2,264,983	$1,912,740

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$331,519	$294,758
Claims and discounts payable	450,401	370,031
Other accrued expenses and liabilities	160,585	180,685
Income taxes payable	1,925	3,409
Current portion of long-term debt	2,500	2,500
Current liabilities of discontinued operations	—	25,622

Total current liabilities	946,930	877,005
Long-term debt, net of current portion	693,750	695,625
Other long-term liabilities	79,832	82,417

Total liabilities	1,720,512	1,655,047
Commitments and contingencies
Stockholders' equity:
Common stock	268	263
Additional paid-in capital	1,748,256	1,665,155
Treasury stock	(28,782)	(22,671)
Shares held in trust	(101,542)	(102,948)
Accumulated deficit	(1,063,694)	(1,272,071)
Accumulated other comprehensive loss	(10,035)	(10,035)

Total stockholders' equity	544,471	257,693

Total liabilities and stockholders' equity	$2,264,983	$1,912,740

CAREMARK RX, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net revenue	$2,256,781	$1,713,392	$6,624,616	$4,953,975
Operating expenses:
Cost of revenues*	2,058,894	1,564,214	6,069,994	4,543,125
Selling, general and administrative expenses	47,420	41,087	142,308	119,004
Depreciation and amortization	11,968	7,819	32,602	21,822

Operating income (EBIT)	138,499	100,272	379,712	270,024
Interest expense, net	10,448	11,627	32,417	35,443

Income before provision for income taxes	128,051	88,645	347,295	234,581
Provision for income taxes (1)	51,221	6,649	138,918	17,594

Net income	76,830	81,996	208,377	216,987
Preferred security dividends (2)	—	3,304	—	9,913

Net income to common stockholders	$76,830	$78,692	$208,377	$207,074

Average number of common shares outstanding—basic	259,697	228,529	257,156	227,829
Dilutive effect of stock options	6,848	8,497	6,838	9,897
Convertible Preferred Securities (2)	—	26,850	—	26,850

Average number of common shares outstanding—diluted	266,545	263,876	263,994	264,576

Net income per common share—diluted	$0.29	$0.31	$0.79	$0.82

Supplemental presentation of non-GAAP financial measures:
Net income per common share—diluted (at 40% effective income tax rate) (1)	$0.29	$0.20	$0.79	$0.53

EBITDA (Earnings before interest, taxes, depreciation and amortization) (3)	$150,467	$108,091	$412,314	$291,846

*
Excludes depreciation which is presented separately. See note 5.

CAREMARK RX, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Nine Months Ended September 30,
	2003	2002
Cash flows from continuing operations:
Net income	$208,377	$216,987
Adjustments to reconcile net income to net cash provided by continuing operations:
Deferred income taxes	127,618	—
Depreciation and amortization	32,602	21,822
Non-cash interest expense	2,705	2,498
Other non-cash expenses	688	724
Changes in operating assets and liabilities, net of effects of acquisitions of businesses	60,289	65,935

Net cash provided by continuing operations	432,279	307,966
Cash flows from investing activities:
Capital expenditures, net	(39,417)	(30,951)
Purchase of short-term investments	(25,000)	—
Acquisitions of business, net of cash acquired	(3,441)	(49,581)

Net cash used in investing activities	(67,858)	(80,532)
Cash flows from financing activities:
Net proceeds from exercise/retirement of stock options and warrants	63,953	17,155
Purchase of treasury stock	(6,111)	(9,239)
Net proceeds (repayments) under credit facility	(1,875)	625
Long-term debt issuance costs	(100)	(1,270)
Net repayments under trade receivables sales facility	—	(99,200)
Dividend payments on Convertible Preferred Securities	—	(10,500)

Net cash provided by (used in) financing activities	55,867	(102,429)
Cash used in discontinued operations	(59,661)	(34,128)

Net increase in cash and cash equivalents	360,627	90,877
Cash and cash equivalents—beginning of period	306,804	159,066

Cash and cash equivalents—end of period	$667,431	$249,943

CAREMARK RX, INC. AND SUBSIDIARIES
SELECTED STATISTICS AND RATIOS
(In millions, expect per adjusted claim amounts)

	Three Months Ended September 30,
			Percentage Increase
	2003	2002
Claims Processed
Mail	6.3	5.1	23%
Retail	21.9	17.6	25%

Total	28.2	22.7	24%

Adjusted Claims (4)	40.4	32.6	24%

Per Adjusted Claim
Gross Profit (excluding depreciation) (5)	$4.90	$4.58	7%

EBITDA (3)	$3.73	$3.32	12%

	Nine Months Ended September 30,
			Percentage Increase
	2003	2002
Claims Processed
Mail	18.3	14.8	23%
Retail	66.3	52.6	26%

Total	84.6	67.4	26%

Adjusted Claims (4)	120.2	96.3	25%

Per Adjusted Claim
Gross Profit (excluding depreciation) (5)	$4.61	$4.27	8%

EBITDA (3)	$3.43	$3.03	13%

	September 30, 2003	December 31, 2002
Balance Sheet Debt
Term Loans	$246.3	$248.1
Senior Notes	450.0	450.0

Total	696.3	698.1
Cash, cash equivalents and short-term investments	692.4	306.8

Net Debt (6)	$3.9	$391.3

LTM EBITDA (7)	$531.0	$410.5

Net Debt to LTM EBITDA (6)(7)	—	1.0x

(1)
In the fourth quarter of 2002, we reduced the valuation allowance on our net deferred income tax asset to reflect a change in management's assessment of the amount expected to be utilized to offset future amounts of taxable income. This change resulted in our recording the provision for income taxes at different rates in the 2003 (40%) and 2002 (7.5%) periods presented above; however, there was no impact on the actual taxes we expect to pay. We have included a non-GAAP calculation of 2002 earnings per share as if we had reduced this valuation allowance prior to 2002 to enable investors to more easily compare earnings per share for the periods presented above. GAAP net income per common share—diluted can be reconciled to this measure as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net income per common share—diluted	$0.29	$0.31	$0.79	$0.82
Incremental tax provision per diluted common share	N/A	(0.11)	N/A	(0.29)

Net income per common share—diluted (at 40% effective income tax rate)	$0.29	$0.20	$0.79	$0.53

(2)
Our Convertible Preferred Securities were presumed to have been converted to common stock at the beginning of the 2002 period under the "if-converted" method of computing common stock equivalents. In October 2002, these Convertible Preferred Securities were converted into 26,850,000 shares of common stock. This conversion had no impact on the number of shares included in the average number of common shares outstanding—diluted for either period.

(3)
We believe that EBITDA is a supplemental measurement tool used by analysts and investors to help evaluate a company's overall operating performance; its ability to incur and service debt and its capacity for making capital expenditures. We use EBITDA, in addition to operating income and cash flows from operating activities, to assess our performance and believe that it is important for investors to be able to evaluate our company using the same measures used by our management. EBITDA can be reconciled to net cash provided by continuing operations, which we believe to be the most directly comparable financial measure calculated and presented in accordance with GAAP, as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Operating income (EBIT)	$138,499	$100,272	$379,712	$270,024
Depreciation and amortization	11,968	7,819	32,602	21,822

EBITDA	150,467	108,091	412,314	291,846
Cash interest payments, net of interest income	(1,282)	(2,636)	(21,074)	(24,785)
Cash tax payments, net of refunds	(3,411)	(2,198)	(12,779)	(5,840)
Other non-cash expenses	147	724	688	724
Other changes in operating assets and liabilities, net of acquisitions and disposals of businesses	18,967	17,050	53,130	46,021

Net cash provided by continuing operations	$164,888	$121,031	$432,279	$307,966

EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flow from operations data as measured under GAAP. The items excluded from EBITDA are significant components of our statement of operations and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA and the associated year-to-year trends should not be considered in isolation. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

(4)
Adjusted pharmacy claims normalize the claims volume statistic for the difference in 90-days' supply for mail claims and 30-days' supply for retail claims. Adjusted pharmacy claims are calculated by multiplying 90-day claims by 3 and adding the 30-day claims to the product.

(5)
We have historically excluded depreciation from our cost of revenues and, hence, from our computation of Gross Profit (net revenue minus cost of revenues); however, SEC rules require the inclusion of depreciation expense in gross profit. Therefore, the amount of Gross Profit used to compute the Gross Profit per adjusted claim statistic presented above is a non-GAAP measurement as defined by the SEC's Regulation G. Our management measures our results of operations using both EBITDA (see note 3 above) and cash flows from operating activities, both of which exclude depreciation, and with Operating Income (EBIT), which includes depreciation. As previously mentioned, we believe that it is important for investors to be able to evaluate our company using the same measures used by our management; therefore, we have used our internal calculation of Gross Profit to compute the Gross Profit per adjusted claim statistic above. This amount reconciles to gross profit calculated under SEC rules (GAAP gross profit) as follows (in thousands except per adjusted claim amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net revenue	$2,256,781	$1,713,392	$6,624,616	$4,953,975
Cost of revenues (excluding depreciation expense)	2,058,894	1,564,214	6,069,994	4,543,125

Gross Profit	197,887	149,178	554,622	410,850
Depreciation expense allocated to cost of revenues	10,085	6,450	28,004	17,864

GAAP gross profit	$187,802	$142,728	$526,618	$392,986

GAAP gross profit per adjusted claim	$4.65	$4.38	$4.38	$4.08

(6)
Net debt is a non-GAAP financial measure and equals total indebtedness minus cash, cash equivalents and short-term investments. We use net debt as the numerator in our "net debt to LTM EBITDA" ratio, which is the primary coverage ratio reviewed by management, in order to reflect the availability of the cash, cash equivalents and short-term investments on our balance sheet for use in debt service.

(7)
LTM EBITDA is a non-GAAP financial measure representing our EBITDA generated in the last twelve months. We use LTM EBITDA as the denominator in our "net debt to LTM EBITDA" coverage ratio to reflect management's view of our capacity to service debt. LTM EBITDA is subject to all of the limitations concerning our presentation of EBITDA described in note 3 above. LTM EBITDA can be reconciled to net cash provided by continuing operations over the last twelve months, which we believe to be the most directly comparable financial measure calculated and presented in accordance with GAAP, as follows (in thousands):

	Twelve Months Ended
	September 30, 2003	December 31, 2002
Operating income (EBIT)	$490,290	$380,602
Depreciation and amortization	40,708	29,928

EBITDA	530,998	410,530
Cash interest payments, net of interest income	(39,656)	(43,367)
Cash tax payments, net of refunds	(14,057)	(7,118)
Other non-cash expenses	1,027	1,063
Other changes in operating assets and liabilities, net of acquisitions and disposals of businesses	54,432	47,323

Net cash provided by continuing operations	$532,744	$408,431

QuickLinks

Caremark Rx, Inc. Announces Third Quarter 2003 Results
CAREMARK RX, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands)
CAREMARK RX, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (In thousands, except per share amounts)
CAREMARK RX, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (In thousands)
CAREMARK RX, INC. AND SUBSIDIARIES SELECTED STATISTICS AND RATIOS (In millions, expect per adjusted claim amounts)